



January 31, 2005
Our ref.: 002/05

Office of International Corporate Finance
Securities and Exchange Commission
Stop 3-2
450 Fifth Street, N.W.
Washington, D.C. 20549

SUPPL



Re: Suzano Petroquímica S.A. (the "Issuer")
File n°. 82-34667

To Whom it May Concern:

On behalf of the Issuer, we kindly submit information to the Securities and Exchange Commission with respect to the Issuer's obligations pursuant to Rule 12g3-2(b), and with the understanding that, in accordance with the terms of paragraph (b)(4) of Rule 12g3-2(b), such information and documents will not be deemed "filed" with the Commission, or otherwise subject to the liabilities of Section 18 of the Exchange Act.

In accordance to those obligations, please find enclosed for submission two copies of the following documents:

- Press Release of July 28, 2004;
- Summary of the Minutes of the Board of Officers Meeting held on August 27, 2004;
- Minutes of the Meeting of the Board of Directors held on October 21, 2004, at 5:30 p.m.;
- Press Release of October 22, 2004;
- Call Notice of October 27, 2004, referring to Special Meeting of holders of preferred shares of November 18, 2004, at 10:00 a.m.;
- Call Notice of October 27, 2004, referring to Extraordinary General Meeting of November 18, 2004, at 2:00 p.m.;
- Press Release of November 19, 2004;
- Minutes of the Meeting of the Board of Directors held on November 22, 2004 at 11:00 a.m.;
- Notice to the Market of November 24, 2004;
- Press Release of November 25, 2004;
- Minutes of the Meeting of the Board of Directors held on December 16, 2004 at 10:00 p.m.;

Suzano Petroquímica S/A
Av. Brigadeiro Faria Lima, 1355 – 9º andar (parte)
Tel.: 11 - 3037-9070 - Fax: 11 – 3037-9076



- Notice of Beginning of Primary and Secondary Distribution of Preferred Shares issued by Suzano Petroquímica;
- Notice of Closing of the Primary and Secondary Offering of Preferred Shares issued by Suzano Petroquímica;
- Notice to the Market of December 30, 2004;
- Press Release of January 10, 2005 – Suzano Petroquímica joined IBX 100 and IVBX-2 Indexes

Kindly acknowledge receipt of the enclosed by stamping and returning the enclosed copy of this letter in the pre-addressed, stamped envelope provided for your convenience.

Truly yours,



João Pinheiro Nogueira Batista
Investor Relations Director

Suzano Petroquímica S/A
Av. Brigadeiro Faria Lima, 1355 – 9º andar (parte)
Tel.: 11 - 3037-9070 - Fax: 11 – 3037-9076




SEC MAIL PROCESSING
RECEIVED
FEB 2 8 2005
WASH. D.C.
185
SECTION

SUZANO
PETROQUÍMICA

SUZANO PETROQUÍMICA S.A.
PUBLICLY HELD COMPANY
CNPJ/MF N°. 04.705.090/0001-77

PRESS RELEASE

Suzano Petroquímica S.A. announces to its shareholders and the market in general that in order to provide more favorable conditions for the trading of its issued preferred shares, the Company decided to propose, in line with the standardization efforts pursued by the São Paulo Stock Exchange – BOVESPA, to change the standard trade number of shares to be traded per lot from 1,000 shares to 100 shares. Bovespa hás agreed to our proposal and this will be effective as of August 2, 2002.

São Paulo, July 28, 2004.

João Pinheiro Nogueira Batista
Financial and Investor Relations Officer

FILE N°· 82-34667


SEC MAIL
RECEIVED
PROCESSING
FEB 28 2005
WASH., D.C.
185
SECTION

SUZANO PETROQUÍMICA S.A.

Publicly Held Company

C.N.P.J./M.F. N°. 04.705.090/0001-77

NIRE N°. 35 300187865

SUMMARY OF THE MINUTES OF THE BOARD OF OFFICERS MEETING HELD ON AUGUST 27, 2004

The meeting approved unanimously the payment of dividends to the shareholders, on basis of the results of the period ended on June 30, 2004, in the amounts of R$ 0.060 per common share and of R$ 0.066 per preferred share, resulting in the total amount of R$ 14,014,624.35 which shall discount of the annual dividend. These interests will be pay and/or credit to the Company's shareholders at September 09, 2004, and the shares will be traded without the right of these dividends until August 30, 2004.

FILE N° 82-34667




SEC MAIL
RECEIVED
PROCESSING
FEB 2 8 2005
WASH. D.C.
185
SECTION

SUZANO
PETROQUÍMICA

SUZANO PETROQUÍMICA S.A.

Publicly Held Company
C.N.P.J./M.F. N°. 04.705.090/0001-77

NIRE N°. 35 300187865

MINUTES OF THE MEETING OF THE BOARD OF DIRECTORS HELD ON OCTOBER 21, 2004

DATE, TIME AND VENUE: October 21, 2004, at 5:30 p.m., in the Company's headquarters at Av. Brigadeiro Faria Lima, 1355, 9° andar, in the city of São Paulo, State of São Paulo.

ATTENDANCE: All the members of the Board of Directors of the Company were present.

PRESIDING BOARD: Mr. Boris Tabacof - Chairman and Mr. Fábio Eduardo de Pieri Spina acting as Secretary.

AGENDA: To resolve upon **(1)** proposal to be submitted to the Extraordinary General Meeting regarding: **(a)** adoption by the Company of Differentiated Practices of Corporate Governance – Level 2 set by the São Paulo Stock Exchange – BOVESPA; **(b)** granting of additional rights to all shareholders of the Company; **(c)** extinction of the privilege stipulated in letter "c" of article 6 of the Company's Bylaws; **(d)** making the Audit Board of the Company into a permanent body; **(e)** waiving the triple list mentioned in article 8, paragraph 4 of Law 10303 dated October 31, 2001; **(f)** amendment of the Company's Bylaws, especially to incorporate the changes arising from letters (a) to (e) of item (1) of this Agenda; **(g)** other changes to the Bylaws; **(2)** acknowledge and issue opinion about the draft wording of the Relevant Fact to be published by the Company; **(3)** decide upon convening a Special Meeting of Holders of Preferred Shares of the Company to resolve upon the proposed changes to the privileges of the preferred shares issued by the Company; **(4)** resolve about calling an Extraordinary General Meeting of the Company to resolve upon the proposals listed in item (1) of this Agenda.

RESOLUTIONS UNANIMOUSLY APPROVED:

(1) approved the proposal to be submitted to the General Meeting of Shareholders, regarding **(a)** Adoption by the Company of Differentiated Practices of Corporate Governance – Level 2 set by the São Paulo Stock Exchange – BOVESPA, complying with and undertaking all rights and obligations covered in the respective Regulation; **(b)** granting of additional rights to all shareholders of the Company, that is: (i) increase of the minimum compulsory dividend payable to all shareholders of the Company from the current twenty-five percent (25%) to thirty percent (30%) of the net profit of the Company, adjusted according to article 202 of the Corporate Law, and (ii) granting to the preferred shares the right to be included in the public offering of the controlling interest, assuring a minimum price, per share, equal to eighty percent (80%) of the price paid per share of the controlling block and assuring payment of dividends per share at least equal to the dividend paid to the common shares; **(c)** extinction of the privilege stipulated in letter "c" of article 6 of the Company's Bylaws, excluding the right of holders of preferred shares issued by the Company to dividends, per share, ten percent (10%) higher than those paid to the holders of common shares; **(d)** making the Audit Board into a permanent body of the Company; **(e)** waiving the triple list mentioned in article 8, paragraph 4 of Law 10303 dated October 31, 2001; **(f)** amendment of the Company's Bylaws, in order to incorporate the changes arising from letters (a) to (e) of item (1), among others;

(2) approved the immediate publication of the Relevant Fact, according to the Law;

(3) approved the convening of a Special Meeting of the holders of Preferred Shares of the Company, to be held on November 18, at 10:00 a.m. in order to discuss and resolve upon the proposals of changes to the privileges assigned to the preferred shares issued by the Company, with (i) granting to the preferred shares the right to be included in the public offering of the controlling interest, assuring a minimum price, per share, equal to eighty percent (80%) of the price paid per share of the controlling block and assuring payment of dividends per share at least equal to the dividend paid to the common shares, (ii) extinction of the privilege stipulated in letter "c" of article 6 of the Company's Bylaws, being assured to the dissident shareholders the right of withdrawal, in accordance with the Law and as provided in the Company's Bylaws, provided, however, that the Company will reserve the right to reevaluate such decision, if its Managing Bodies deem that the



reimbursement of the preferred shares, arising from any withdrawal requests made by holders of preferred shares that have timely disclosed their disagreement, will place at risk the financial stability of the Company under the terms of paragraph 3 of article 137 of Law 6404 dated December 15, 1976 and (iii) increase of the minimum compulsory dividend, applicable to all shareholders, from the current twenty-five percent (25%) to thirty percent (30%) of the net profit of the Company, adjusted according to article 202 of the Corporate Law ;

(4) approved the calling of an Extraordinary General Meeting of the Company for November 18, at 2:00 p.m. to resolve upon the matters listed in letters "a" to "f" of the item (1) above.

There being no further matter for discussion, the meeting was adjourned; these minutes were drawn, read and having been approved, were signed by all those present. São Paulo, October 21, 2004. Boris Tabacof – Chairman. Fábio Eduardo de Pieri Spina – Secretary. Board of Directors: Boris Tabacof – Chairman. Augusto Esteves de Lima Junior – Deputy Chairman. David Feffer – Member of the Board. Daniel Feffer – Member of the Board. Jorge Feffer – Member of the Board. Claudio Thomaz Lobo Sonder – Member of the Board. Antonio de Souza Corrêa Meyer – Member of the Board. Adhemar Magon – Member of the Board.

This is a true copy of the original document drawn in the Book of Meetings.

Fábio Eduardo de Pieri Spina

Secretary




SUZANO
PETROQUÍMICA


RECEIVED
FEB 28 2005
WASH. D.C.
185
SECTION

SUZANO PETROQUÍMICA S.A.
Publicly Held Company
CNPJ n° 04.705.090/0001-77
NIRE n° 35.300.187.865

PRESS RELEASE

We inform the shareholders of the Company and the market in general, as announced in the Relevant Fact sent to the Comissão de Valores Mobiliários - CVM (Brazilian SEC) and to the Stock Exchange of the State of São Paulo - BOVESPA, that in case the exclusion of the right of the holders of preferred shares to receive dividends, per share, 10% higher than those paid to the holders of common shares is approved in the Special Meeting of holders of Preferred Shares to be convened on November 18, 2004, the dissident holders of preferred shares that have purchased shares until closing of trading on October 21, 2004, may inform their right to withdraw from the Company within the legal period. Thus, the preferred shares issued by the Company that are purchased as from that date, shall no longer be entitled to withdraw.

São Paulo, October 22, 2004.

João Pinheiro Nogueira Batista
Financial and Investor Relations Officer


PROCESSING
RECEIVED
SEC MAIL
FEB 2 8 2005
SECTION
185
WASH., D.C.



SUZANO
PETROQUÍMICA

SUZANO PETROQUÍMICA S.A.
Publicly Held Company
C.N.P.J./M.F. No. 04.705.090/0001-77
NIRE 35.300.187.865

SPECIAL MEETING OF HOLDERS OF PREFERRED SHARES

CALL NOTICE

Holders of preferred shares are convened for a Special Meeting to be held on November 18, 2004, at 10:00 a.m., in the headquarters of the company at Av. Brigadeiro Faria Lima, 1355 – 9° andar, in this Capital city of São Paulo, to examine, discuss and vote upon the following agenda:

Proposal of the Management with the favorable opinion of the Board of Directors to amend the Bylaws of the Company, regarding the changes to the privileges of the preferred shares. The proposal of the Management is as follows: (i) grant to the holders of preferred shares the right to obtain, per share, 80% of the price paid for the common shares held by the controlling shareholder, in case the controlling interest is sold; (ii) assurance to the preferred shares of dividends at least equal to the dividend paid to the common shares; (iii) exclusion of the current right of the preferred shares to a dividend, per share, ten percent (10%) higher than the dividend paid to each ordinary share; (iv)) increase of the minimum annual compulsory dividend to 30% of the net adjusted profit of the Company; and (v) the consequent amendment of the Bylaws of the Company, to accommodate the changes resulting from the proposals contained in the above items.

If the proposal of the Management is approved by the Special Meeting of Holders of Preferred Shares, in the form set in paragraph One of article 136 of Law 6404/76, the changes to the Bylaws arising therefrom, shall be the object of discussion by the Extraordinary General Meeting called for November 18, 2004, at 2:00 p.m.

Copies of the Proposal of the Management referring to the amendment of the Bylaws are available to all holders of preferred shares; this consists of a Draft of the new consolidated Bylaws incorporating all the changes proposed by the Management including that already mentioned.

The Extraordinary General Meeting to be held on November 18, 2004, at 2:00 p.m., the agenda of which includes the changes previously mentioned, will be convened by separate Call Notice issued on this date.

São Paulo, October 27, 2004

Boris Tabacof
Chairman of the Board of Directors


PROCESSING
RECEIVED
SEC MAIL
FEB 2 8 2005
SECTION
185
WASH. D.C.



SUZANO
PETROQUÍMICA

SUZANO PETROQUÍMICA S.A.
Publicly Held Company
CNPJ/MF N° 04.705.090/0001-77
NIRE N° 35.300.187.865

EXTRAORDINARY GENERAL MEETING

CALL NOTICE

The Shareholders are convened for an Extraordinary General Meeting to be held on November 18, 2004, at 2:00 p.m., in the headquarters of the company at Av. Brigadeiro Faria Lima, 1355 – 9° andar, in this Capital city of São Paulo, to examine, discuss and vote upon the following agenda:

Proposal of the Management with the favorable opinion of the Board of Directors to amend and consolidate the Bylaws of the Company, regarding various matters, among which are the following:

a) Adjustment of the provisions of the Company Bylaws, and inclusion of new ones to comply with the conditions of adopting Differentiated Practices of Corporate Governance – Level 2 set by the São Paulo Stock Exchange – BOVESPA, with amendment of articles 6, 8, 14, 21, 24 and 27 of the Bylaws, the inclusion of new provisions and renumbering the Company Bylaws accordingly;
b) Increase the percentage of the compulsory annual dividend from twenty-five percent (25%) to thirty percent (30%), extending this to all shareholders of the Company, subject to approval by the Special Meeting of Holders of Preferred Shares, and amend articles 6 and 29 of the Bylaws accordingly;
c) Split of the Special Reserve in two reserves, amending article 29 of the Bylaws accordingly;
d) change the privileges of the preferred shares, if the proposal of the Management is previously approved by the Special Meeting of Holders of Preferred Shares in the form set in paragraph one of article 136 of Law 6404/76, by (i) granting to the preferred shares the right to be included in the public offering of the controlling interest (tag along rights), valued at 80% of the price paid per share of the controlling block, if the Company control is sold; (ii) assure payment of dividends at least equal to the dividend paid to the common shares, and (iii) exclusion of the right of the preferred shares to a dividend, per share, ten percent (10%) higher than the dividend paid to each ordinary shares, amending article 6° of the Bylaws accordingly;
e) turn the Audit Board into a permanent body, amending article 27 of the Bylaws accordingly;
f) inclusion of authorization for increase of the capital stock irrespective of amendment of the Bylaws, by resolution of the Board of Directors, introducing the possibility of excluding or reducing the time period for exercise of preemptive rights, amending articles 1, 5, 6 and 15 of the Bylaws accordingly; inclusion of the new provisions in the Bylaws and their renumbering accordingly;
g) inclusion of authorization for granting stock purchase options to their directors, employees or individuals that render services to the company or to related controlled parties, including this new provision in the Bylaws;
h) inclusion of provision permitting the election of a representative of holders of preferred shares irrespective of preparation of a triple list by the controlling shareholder, acting in advance of the legal requirement;
i) provision for reimbursement of the value of the shares of stockholders that opt for the right to withdraw, at their economic value, whenever such value is lower than the equity value assessed

according to article 45 of Law No. 6404/76, with the inclusion of a new provision in the Bylaws and renumbering of the Bylaws accordingly;

j) inclusion of a general provision clarifying that dividends not received or claimed, shall lapse within three (3) years of the date in which they were made available to the shareholder, in which case they will inure to the benefit of the company;

k) creation of provisional mechanisms for maintaining liquidity of its shares at the stock exchange, which shall create obligations to the shareholders that acquire a certain percentage of preferred shares issued by the Company; and

l) implementation of adjustments in order to perfect the provisions and wording for a clear understanding of their meaning and detailing of the provisions of the Bylaws, including adjustments to articles 5, 7, 8, 10, 14, 18, 21, 22, 23 and 31 of the Company Bylaws, among others.

Copies of the Proposal of the Management referring to the amendment of the Bylaws are available to all shareholders at the Company's headquarters; this consists of a Draft of the new consolidated Bylaws incorporating all the changes proposed.

The Special Meeting of Holders of Preferred Shares to be held on November 18, 2004, at 10:00 a.m., the agenda of which includes the previous approval of the amendments to the Bylaws mentioned in items 1.b) and 1.d) above, required by paragraph 1 of article 136 of Law 6404/76, is being convened by separate Call Notice issued on this date.

São Paulo, October 27, 2004

Boris Tabacof
Chairman of the Board of Directors


SEC MAIL
RECEIVED
FEB 2 8 2005
185
SECTION
WASH., D.C.



SUZANO
PETROQUÍMICA

SUZANO PETROQUÍMICA S.A.
Publicly Held Company

C.N.P.J./M.F. N°. 04.705.090/0001-77

PRESS RELEASE

On November 18, 2004, two meetings were held: The Special Meeting of Holders of Preferred Shares and the Extraordinary General Meeting of the Company, during which, among other matters, it was resolved to approve the change in the rights of the preferred shares issued by the Company, to the following rights: (i) granting to the preferred shares the right to obtain, per share, 80% of the price paid for the common shares held by the controlling shareholder, in case of change of the controlling interest (*tag along rights*); (ii) assurance to the preferred shares of dividends at least equal to the dividend paid to the common shares; (iii) increase of the minimum annual compulsory dividend to 30% of the net adjusted profit of the Company, and (iv) exclusion of the current right of the preferred shares to a dividend, per share, ten percent (10%) higher than the dividend paid to each common share.

In view of the above, based on article 137 of Law No. 6404/76, the holders of preferred shares of the Company that are not in agreement with the resolutions approved in the Special Meeting of Holders of Preferred Shares, are entitled to request the reimbursement of their shares to the Company, in writing, addressed to the Investor Relations Office, at Avenida Brigadeiro Faria Lima, 1355 – 10° andar – CEP 01452-919 – São Paulo – SP. The period for requesting reimbursement of the shares is thirty (30) days as from publication of the respective Minutes of Meeting, as stipulated in article 137 mentioned above. The amount of the reimbursement is three reais and eighty-seven cents (R$ 3.87) per share; this value was fixed based on the net equity value of the Company published in the last balance sheet approved by the General Meeting referring to the period ended on December 31, 2003; the dissenting shareholder is also entitled to request, together with the reimbursement, preparation of a special balance sheet in accordance with paragraph second of article 45 of Law N°. 6404/76.

São Paulo, November 19, 2004.

João Pinheiro Nogueira Batista
Financial and Investor Relations Officer


PROCESSING
RECEIVED
FEB 28 2005
SEC MAIL
SECTION
185
WASH., D.C.

FILE N° 82-34667



SUZANO
PETROQUÍMICA

SUZANO PETROQUÍMICA S.A.
Publicly Held Authorized Capital Company
CNPJ/MF N° 04.705.090/0001-77
NIRE 35.300.187.865

MINUTES OF THE MEETING OF THE BOARD OF DIRECTORS HELD ON NOVEMBER 22, 2004

Date, time and venue: November 22, 2004, at 11:00 a.m., in the Company's headquarters, at Avenida Brigadeiro Faria Lima, No. 1.355, 9° andar, in São Paulo, State of São Paulo.

Attendance: All the members of the Company Board of Directors .

Presiding Board: David Feffer - Chairman.
João Pinheiro Nogueira Batista - Secretary.

Agenda: To resolve upon:

(i) Authorization for the issuance and primary public offering of preferred shares by the Company, to be made in Brazil, in the non-organized over-the-counter market under firm guarantee of subscription regime and, also, to make concurrent efforts to sell the shares abroad through investment mechanisms regulated by the National Monetary Council, Banco Central and CVM-Comissão de Valores Mobiliários (Brazilian SEC), according to the registration exemptions granted under Rule 144-A, and under Regulation S both of the United States Securities Act of 1933;

(ii) Authorization to the Directors, observing the manner set for representation of the Company, to practice any and all acts necessary or convenient for making such public offering of preferred shares;

(iii) The procedure to be adopted for the primary public offering, as well as the treatment to be given to those interested in subscribing the preferred shares object of such offering;

(iv) ratification of all acts already practiced by the Management of the Company for making the primary public offering of the preferred shares issued by the Company; and

(v) approval of the Preliminary Prospectus to be used for the public offering of preferred shares issued by the Company.

Resolutions unanimously approved:

(i) Authorized the primary public offering of five million and five hundred thousand (5,500,000) preferred shares, to be made in Brazil, in the non-organized over-the-counter market under firm guarantee of subscription regime and, also, to make concurrent efforts to sell the shares abroad through investment mechanisms regulated by the National Monetary Council, Banco Central and CVM-Comissão de Valores Mobiliários (Brazilian SEC), according to the registration exemptions granted under Rule 144-A, and under Regulation *S* both of the United States Securities Act of 1933, ("Public Offering of Preferred Shares");

(ii) Authorized the Directors, observing the manner set for representation of the Company, to practice, as from this date, any and all acts necessary or convenient for carrying out the Primary Public Offering of Preferred Shares. The powers granted hereby to the Management include the powers to represent the Company before the CVM, (Brazilian SEC) Banco Central do Brasil, (Brazilian Central Bank) BOVESPA (São Paulo Stock Exchange) and CLBC -Companhia Brasileira de Liquidação e Custódia (Brazilian Clearing House for Custody and Settlement of Securities), and authorize the practice of any and all acts before these and other entities when related to the Primary Public Offering of Preferred Shares, including the negotiation and signature of any documents or instruments deemed necessary or convenient for this purpose incuding, without limitation, (i) International Offering Memorandum, (ii) Brazilian Prospect, (iii) Agreement for the Coordination Firm Guarantee of Subscription, Purchase and Placement of Preferred Shares issued by Suzano Petroquímica S.A., and (iv) the Agency Agreement;



(continuation of the Minutes of the Meeting of the Board of Directors of Suzano Petroquímica S.A., held on November 22, 2004 – 11:00 a.m.)

(iii) Resolved that the Primary Public Offering of Preferred Shares shall be made in the non-organized over-the-counter market under firm guarantee of subscription regime, according to CVM Instruction No. 400, adopting the procedures described in the Notice to the Market to be published by the Company, and in the Preliminary Prospectus and other documents related to the Offering, excluding the preemptive rights of current shareholders as per Paragraph Four of Article 5 of the Bylaws and Article 172 of Law No. 6404 dated December 15, 1976, with a concurrent secondary public offering of preferred shares issued by the Company Companhia, owned by shareholders Suzano Holding S.A. and Caixa de Previdência dos Funcionários do Banco do Brasil - Previ;

(iv) Ratified all acts already practiced by the Management of the Company for making the public offering; and

(v) Approved the Preliminary Prospectus to be used for the public offering of preferred shares issued by the Company.

Closing: There being no further matter for discussion, these minutes were drawn, and having been approved were signed by all the members of the Board of Directors. São Paulo, November 22, 2004. David Feffer – Chairman. Fábio Eduardo de Pieri Spina – Secretary. Members of the Board of Directors: Boris Tabacof – Chairman. Augusto Esteves de Lima Junior – Deputy Chairman. David Feffer – Board Member. Daniel Feffer – Board Member. Jorge Feffer – Board Member. Claudio Thomaz Lobo Sonder – Board Member. Antonio de Souza Corrêa Meyer – Board Member. Adhemar Magon – Board Member.

This is a true copy of the original document drawn in the Book of Meetings.

João Pinheiro Nogueira Batista

Secretary




PROCESSING
RECEIVED
FEB 28 2005
SEC MAIL
SECTION
185
WASH., D.C.


SUZANO
PETROQUÍMICA


NÍVEL 2
MERCADO
BOVESPA - BRASIL

SUZANO PETROQUÍMICA S.A.
Publicly Held Company
CNPJ n° 04.705.090/0001-77
Av. Brigadeiro Faria Lima, 1355, 9° andar,
01452-919 São Paulo - SP

NOTICE TO THE MARKET

Pursuant to Article 53, Instruction n° 400, of December 29, 2003 ("CVM Instruction 400"), of the Brazilian Securities and Exchange Commission (*Comissão de Valores Mobiliários* – CVM) (the "CVM"), Suzano Petroquímica S.A. ("Suzano Petroquímica" or the "Company") and its shareholders, Caixa de Previdência dos Funcionários do Banco do Brasil – Previ ("PREVI") and Suzano Holding S.A. ("Suzano Holding" and, jointly, the "Selling Shareholders") come to the public to announce that the registration of a primary distribution of preferred shares issued by the Company and a secondary public distribution of preferred shares issued by the Company, all of them registered shares with no par value and owned by the Selling Shareholders has been requested to the CVM (the "Offering").

1. The Offering

1.1 The object of the Offering are twenty-eight million (28,000,000) preferred shares issued by the Company (the "Preferred Shares"), of which (i) five million and five hundred thousand (5,500,000) are preferred shares (the "Preferred Shares Object of the Primary Distribution") to be issued by the Company, excluding the preemptive right of its current shareholders, within the limit of the authorized capital as provided in its Bylaws, and (ii) twenty-two million and five hundred thousand (22,500,000) preferred shares, of which six million (6,000,000) are owned by PREVI and sixteen million and five hundred thousand (16,500,000) are owned by Suzano Holding (the "Preferred Shares Object of the Secondary Distribution").

1.2 This total quantity of twenty-eight million (28,000,000) Preferred Shares object of the Offering may, within thirty (30) days from the date of publication of the Notice of Beginning of the Primary and Secondary Public Distribution of Preferred Shares Issued by the Company (the "Notice of Beginning of the Offering"), inclusive, be added by up to four million and two hundred thousand (4,200,000) Preferred Shares issued by the Company (the "Additional Shares"), owned by Suzano Holding, with the exclusive purpose of fulfilling any demand in excess that may be observed along the Offering, with the consequent increase of the number of Preferred Shares to be offered in the secondary public distribution (the "Additional Share Option"). Such increase will be represented by a

supplementary lot distribution option, pursuant to Article 24 of CVM Instruction 400, granted for such purpose by Suzano Holding to the Managers, as set out in the Preliminary Prospectus of Primary and Secondary Public Distribution of Preferred Shares Issued by Suzano Petroquímica (the "Prospectus"), which may be exercised within thirty (30) days from the date of publication of the Notice of Beginning of the Offering.

1.3 The quantity of Preferred Shares initially offered, excluding the Additional Shares, at the sole discretion of the Company and each of the Selling Shareholders, may be increased by up to 20% of the total of Preferred Shares, pursuant to Article 14, Paragraph 2, of CVM Instruction 400.

1.4 The Offering will be managed by Banco Itaú BBA S.A. ("Banco Itaú BBA" or the "Lead Manager") and by Banco Pactual S.A. ("Banco Pactual" and, jointly with Banco Itaú BBA, the "Managers"). After CVM grants the registration of the primary and secondary public distribution, the Preferred Shares will be object of a primary and secondary public distribution in Brazil, on the non-organized over-the-counter market, on a firm commitment basis, in accordance with CVM Instruction 400.

1.5 Selling efforts of the Preferred Shares will be simultaneously made abroad, seeking foreign institutional investors ("Foreign Institutional Investors") qualified and registered with CVM, as provided in Brazilian Monetary Council Resolution nº 2.689, of January 26, 2000, and in CVM Instruction nº 325 of January 27, 2000, in accordance with the exemptions established by *Rule 144A* ("Rule 144A") and by *Regulation S* ("Regulation S") of the *United States Securities Act of 1933,* as amended ("*Securities Act*"), therefore without the need to request and obtain any registration for the distribution and placement of the Preferred Shares abroad, including with the *Securities and Exchange Commission.*

1.6 For such purpose, the Company and the Selling Shareholders have retained Itaú Securities Inc. and Pactual Capital Corporation (the "International Placement Agents") to carry out the selling efforts, exclusively abroad, of the Preferred Shares with the Foreign Institutional Investors, to be carried out in the United States of America, in accordance with the procedures contemplated in Rule 144A of the Securities Act, and in countries other than the United States of America, Canada or Brazil, in accordance with the legislation in force in the country of the domicile of each investor, and in accordance with the procedures provided in Regulation S of the Securities Act, as provided in the Agency Agreement to be executed between the Company, the Selling Shareholders and the International Placement Agents. The Preferred Shares that are object of the selling efforts abroad by the International Placement Agents, with the Foreign Institutional Investors will be mandatory subscribed and/or acquired, paid and settled in Brazil with the Managers.

1.7 The Preferred Shares to be subscribed and/or acquired within the Offering will be entitled to receive any dividends that may be declared by the Company as of the date of the subscription or acquisition, and to all the other benefits that are granted to the other holders of preferred shares issued by the Company from then on, in accordance with the terms provided in Law nº 6.404, of December 15, 1976 ("Brazilian Corporation Law") and in the Company's Bylaws.

2. Distribution Procedure



2.1 After CVM grants the proper registration the Managers will carry out the primary and secondary public distribution in accordance with the procedures described below.

2.2. The Managers will have up to three business days, from the date of publication of the Notice of Beginning of the Offering to carry out the placement of the Preferred Shares (the "Placement Period"). The physical and financial settlement of the Offering is scheduled to take place on the last day of the Placement Period (the "Settlement Date").

Managers, Retained Managers and Consortium Brokerage Firms

2.3 The Managers have invited the financial institutions set out below to participate of the Offering (the "Retained Managers") and carry out the placement of the Preferred Shares (a) with the individual and legal entity investors other than the institutional investors that submit a Reserve Request of Preferred Shares ("Non-Institutional Investors"), (b) with the investment clubs registered with the São Paulo Stock Exchange (*Bolsa de Valores de São Paulo* - "BOVESPA"), according to the terms of the regulation in force, who make the Reserve Request of Preferred Shares ("Investment Clubs") and (c) with institutional investors. For the purposes of this Offering, Institutional Investors are the individuals or legal entities exceeding the investment limit of three hundred thousand *reals* (R$300.000,00), Investment Clubs exceeding the investment limit of one million *reals* (R$1.000.000,00), investment funds, pension funds, entities managing third party funds registered with the CVM, entities authorized by the Central Bank of Brazil, insurance companies, private pension and capitalization entities and other institutional investors ("Institutional Investors").

2.4 Additionally, the Managers have invited the brokerage firms members of the BOVESPA set out below (the "Consortium Brokerage Firms") to participate of the Offering, exclusively for the placement of Preferred Shares with Non-Institutional Investors and Investment Clubs.

Reserve Period

2.5 The Non-Institutional Investors and the Investment Clubs will have eleven (11) business days, beginning on December 1st, 2004, and ending on December 15, 2004, inclusive, ("Reserve Period"), which may be extended by the Managers, to make the reserve request by completing the specific form ("Reserve Request"), aimed at subscribing and/or acquiring the Preferred Shares in the conditions set out below. The Non-Institutional Investors and the Investment Clubs will make their Reserve Requests at the premises of the Managers, Retained Managers or Consortium Brokerage Firms set out below.

Reserve Request by Non-Institutional Investors and by Investment Clubs

2.6 The quantity of up to twenty per cent (20%) of the Preferred Shares object of the Offering, without considering the Additional Shares, will be used as a priority for the placement with Non-Institutional Investors and Investment Clubs, in the following conditions:

(a) the interested Non-Institutional Investors and Investment Clubs interested in making reserves of Preferred Shares, by filling up the Reserve Requests, without

the need to make a deposit of the intended investment amount, with due regard to the minimum investment amount of one thousand *reals* (R$1.000,00), the maximum investment amount of three hundred thousand *reals* (R$300.000,00) per Non-Institutional Investor and the maximum investment amount of one million reals (R$1.000.000,00) per Investment Club. Each Non-Institutional Investor and each Investment Club may make Reserve Requests with only one Manager, Retained Manager or Consortium Brokerage Firm;

(b) the investors who are (i) members of the Company's management, (ii) controlling shareholder or management members of the Managers, Retained Managers or Consortium Brokerage Firms, or (iii) other persons associated with the Offering, as well as their respective spouses or companions, ancestors and collaterals up to the second degree ("Associated Parties") and who are Non-Institutional Investors, will make their Reserve Requests necessarily no later than December 7, 2004 ("Early Termination of the Reserve Period for Non-Institutional Investors who are Associated Parties"). Any Reserve Request made by a Non-Institutional Investor who is an Associated Party after the Early Termination of the Reserve Period for Non-Institutional Investors who are Associated Parties will be cancelled by the Manager, Retained Manager or Consortium Brokerage Firm that received the respective Reserve Request, in the event there is an excess demand higher than one third of the quantity of Preferred Shares offered pursuant to Article 55 of CVM Instruction 400;

(c) each Non-Institutional Investor and Investment Club must make the payment of the amount set forth in item (d) below, with the Manager, Retained Manager or Consortium Brokerage Firm that received the respective Reserve Request, in immediately available funds, no later than 11:00a.m. of the Settlement Date;

(d) after CVM grants the Offering registrations, the quantity of Preferred Shares acquired and the respective investment amount of the Non-Institutional Investors and Investment Clubs will be informed to each Non-Institutional Investor and Investment Club by 12:00a.m. of the day following the date of publication of the Notice of Beginning of the Offering by the Manager, Retained Manager or Consortium Brokerage Firm that received the respective Reserve Request, by means of a message sent to the electronic address stated in the Reserve Request or, in the absence thereof, by telephone or correspondence, the payment being limited to the amount of the Reserve Request;

(e) on the Settlement Date of the Offering, each Manager, Retained Manager or Consortium Brokerage Firm, as the case may be, with which the Reserve Request was made, will deliver to each Non-Institutional Investor or to each Investment Club that made the reserve with it the quantity of Preferred Shares corresponding to the intended investment amount and the subscription and/or acquisition price per Preferred Share, with due regard to the possibility of a *pro rata* distribution as contemplated in item (g) below. If such *pro rata* distribution results in a share fraction, the amount of the investment will be limited to the amount corresponding to the highest whole number of Preferred Shares;

(f) if the totality of the Preferred Shares Reserve Requests made by the Non-Institutional Investors or by the Investment Clubs is equal to or lower than the

amount of twenty per cent (20%) of the Preferred Shares object of the Offering, without considering the Additional Shares, as set out above, there will be no *pro rata* distribution, and all the Non-Institutional Investors and all the Investment Clubs will have all their reserves met in full and any undersubscription of the lot offered to the Non-Institutional Investors and the Investment Clubs will be allotted to the Institutional Investors, as described below;

(g) if the totality of the Preferred Shares Reserve Requests made by the Non-Institutional Investors and by the Investment Clubs is higher than the amount of twenty per cent (20%) of the Preferred Shares object of the Offering, without considering the Additional Shares, a *pro rata* distribution of such Preferred Shares will be made among all the Non-Institutional Investors and all the Investment Clubs; **the *pro rata* distribution criterion will be the equal and successive division of such Shares among all the investors, limited to the individual quantity of each Reserve Request, until the quantity of Shares object of the priority placement with the Non-Institutional Investors and Investment Clubs is depleted**;

(h) exclusively in the event there is a relevant divergence between the information in the Preliminary Prospectus and the information in the Statutory Prospectus that substantially changes the risk assumed by the Non-Institutional Investor or the Investment Club, or their investment decision, such Non-Institutional Investor or Investment Club may desist of the Reserve Request after the beginning of the Offering. In this case, the Non-Institutional Investor or Investment Club will inform their decision to desist of the Reserve Request to the Manager, Retained Manager or Consortium Brokerage Firm that received the respective Reserve Request, in accordance with the terms and within the time limit established in the respective Reserve Request; and

(i) in the event there is no conclusion of the Offering, or in the event of termination of the Agreement for the Management, Firm Commitment, Acquisition and Placement of Preferred Shares Issued by Suzano Petroquímica S.A., the Reserve Requests will be automatically cancelled and each Manager, Retained Manager and Consortium Brokerage Firm will inform the cancellation of the Offering, including by publication of notice to the market, to the Non-Institutional Investors and Investment Clubs, which made the Reserve Request with such Manager, Retained Manager or Consortium Brokerage Firm.

2.7 Each Non-Institutional Investor or Investment Club may make the Reserve Request with one sole Manager, Retained Manager or Consortium Brokerage Firm. The Managers, the Retained Managers and the Consortium Brokerage Firms will only fulfill the Reserve Requests made by investors holding bank current accounts or investment account opened with them or held by the respective investor.

2.8 The Non-Institutional Investors interested in making the Reserve Request must read carefully the terms and conditions set out in the Reserve Requests, as well as the information set out in the Prospectus.

2.9 The Managers, with the express consent of the Company, have prepared a plan for the distribution of Shares, pursuant to paragraph three, Article 33, of CVM Instruction 400,

which takes into account their relationship with the clients and other considerations of a business or strategic nature of the Managers, the Company, and the Selling Shareholders, with due regard to the fact that the Managers must ensure the adequacy of the investment to the risk profile of their clients, as well as the fair and equitable treatment to be given to the investors.

Institutional Investors

2.10 The Preferred Shares that are not object of the Reserve Request will be allotted for the public placement with the Institutional Investors, and no early reserves will be admitted for these Institutional Investors, there being no minimum or maximum investment amounts.

2.11 In case the number of Preferred Shares object of the orders received from the Institutional Investors during the *bookbuilding* procedure exceeds the total of Preferred Shares remaining after the Reserve Requests of the Non-Institutional Investors and of the Investment Clubs have been met, the priority will be the fulfillment of the respective orders of the Institutional Investors that, at the exclusive discretion of the Managers and the Company, best meet the objective of this Offering of setting a diversified shareholder base formed by Institutional Investors with different appraisal criteria along time of the Company's perspectives, its operation area and the Brazilian and international macroeconomic situation.

2.12 The Institutional Investors will subscribe and/or acquire the Preferred Shares by means of the payment in cash, in Brazilian national currency, upon the subscription and/or acquisition act.

2.13. Any order received from an Institutional Investor that is an Associated Party will be cancelled by the Manager or Retained Manager that received such order, in the event there is an excess demand higher than one third of the quantity of Preferred Shares offered pursuant to Article 55 of CVM Instruction 400.

3. Subscription and/or Acquisition Price

3.1 The subscription and/or acquisition price of the Preferred Shares will be set after (a) the Preferred Shares Reserve Requests in the Reserve Period and (b) the conclusion of the bookbuilding procedure, to be conducted by the Managers, in accordance with provision in Article 170, Paragraph One, Item III, of the Brazilian Corporation Law, using as parameter the quotation of the Company's preferred shares on the BOVESPA, on the date the subscription and/or acquisition price of the Preferred Shares is set, a premium or discount being permitted over the weighed average quotation price of the Company's preferred shares on the BOVESPA on that date according to the market conditions. Pursuant to Article 170, Paragraph 7, of the Brazilian Corporation Law, the choice of the market value criterion of the Company's shares to determine the price of the Preferred Shares object of the Offering, taking as basis the quotation of the preferred shares issued by the Company traded on the BOVESPA is justified, because it is a public distribution where the bookbuilding procedure reflects the value at which the investors present their purchase intention and, therefore, it is the most appropriate criterion to determine the fair price of the Shares to be issued by the Company. The subscription and/or acquisition price of the

Preferred Shares will be approved by the Company's Board of Directors before CVM grants registration of the Offering.

3.2 The Non-Institutional Investors and the Investment Clubs that make the Reserve Requests will not participate directly in the pricing process of the subscription and/or acquisition of the Preferred Shares, and such investors must note that the subscription and/or acquisition price may be different, lower or higher, in relation to the quotation of the preferred shares issued by the Company on the BOVESPA, on the date the subscription and/or acquisition price of the Preferred Shares is set or on the date the respective Reserve Request is made. When setting the subscription and/or acquisition price of the Preferred Shares a premium or discount will be admitted in the relation to the quotations of the preferred shares issued by the Company on the BOVESPA on that date, according to the market conditions observed in the bookbuilding procedure.

Stabilization

3.3 Banco Itaú BBA, through Itaú Corretora de Valores S.A., may, at its sole discretion, conduct price stabilization activities of the Company's preferred shares within thirty (30) days from the date of publication of the Notice of Beginning of the Offering. The stability activities will consist of purchase and sell operations on the stock exchange of preferred shares issued by the Company and will be governed by the Preferred Shares Price Stabilization Agreement, which will be previously submitted to the analysis and approval of the CVM Directorate.

4. Information about the Company

Suzano Petroquímica is a holding company that, through its jointly controlled companies, Polibrasil Participações S.A., Politeno Indústria e Comércio S.A. and Petroflex Indústria e Comércio S.A., produces, markets and distributes petrochemical products. Suzano Petroquímica also participates of the controlling group of Rio Polímeros S.A., which is expected to start operating on the second quarter of 2005.

For further information about Suzano Petroquímica, including the industry where it is engaged, its activities and economic-financial situation, read the Preliminary Prospectus that will be available at the place indicated below.

5. Additional Information

The Company's investors and shareholders, before making any investment decision, are recommended to read the Preliminary Prospectus of the Offering.

The investors willing to obtain the Preliminary Prospectus or additional information about the Offering should go, as of the date this Notice to the Market is published, to the following addresses and Internet sites:

- Banco Itaú BBA
  Av. Brigadeiro Faria Lima, 3400, 4° andar
  Cidade de São Paulo, Estado de São Paulo
  www.itaubba.com.br

- Banco Pactual S.A.
  Praia de Botafogo, 501/6°. andar – Torre Corcovado
  Cidade do Rio de Janeiro, Estado do Rio de Janeiro
  www.pactual.com.br

- Banco Bradesco S.A.
  Av. Paulista, 1450, 3°. andar
  Cidade de São Paulo, Estado de São Paulo
  www.bradesco.com.br

- BB Banco de Investimento S.A.
  Rua Lélio Gama, 105, 28°. andar
  Cidade do Rio de Janeiro, Estado do Rio de Janeiro
  www.bb.com.br

- Banco Safra de Investimento S.A.
  Av. Paulista, 2100, 19° andar
  Cidade de São Paulo, Estado de São Paulo
  www.safra.com.br

- Banco Fator S.A.
  Rua Dr. Renato Paes de Barros, 1017, 11° e 12° andares
  Cidade de São Paulo, Estado de São Paulo
  www.fatorcorretora.com.br

- Ágora Sênior Corretora de Valores S.A.
  Rua Dias Ferreira, 190, 6° andar
  Cidade do Rio de Janeiro, Estado do Rio de Janeiro
  www.agorasenior.com.br

- The premises of the Consortium Brokerage Firms accredited with the Brazilian Custody and Settlement Company (*Companhia Brasileira de Custódia e Liquidação* - "CBLC") to participate of the Offering.

The Preliminary Prospectus is also available at the CVM, located at Rua Sete de Setembro, n.° 111, 5° andar, in the City of Rio de Janeiro, State of Rio de Janeiro, and at Rua Formosa, n.° 367, 20° andar, Centro, in the City of São Paulo, State of São Paulo (www.cvm.gov.br), at the BOVESPA, located at Rua XV de Novembro, 275, in the City of São Paulo, State of São Paulo (www.bovespa.com.br), and at the registered offices and Internet pages of Suzano Petroquímica S.A. (Av. Brigadeiro Faria Lima, 1355, 9° andar, Cidade de São Paulo, Estado de São Paulo, www.suzanopetroquimica.com.br), of Suzano Holding S.A. (Av. Brigadeiro Faria Lima, 1355, 9° andar – parte, City of São Paulo, State of São Paulo, www.suzanoholding.com.br) and of Caixa de Previdência dos Funcionários do Banco do Brasil – Previ (Praia de Botafogo, 501, 4° andar, City of Rio de Janeiro, State of Rio de Janeiro, www.previ.com.br).

Read the Preliminary Prospectus before accepting the Offering.



Additional information about the Consortium Brokerage Firms accredited with the CBLC to participate of the Offering may be obtained on the Internet site of the CBLC (www.cblc.com.br).

Pursuant to CVM Instruction 400, the Company, the Selling Shareholders and the Lead Manager, as the lead institution of the primary and secondary public distribution, submitted the request for registration of the Offering with the CVM, on October 28, 2004, the present Offering being subject to the prior approval of the CVM.

To make reservations of the Company's Preferred Shares the Non-Institutional Investors and the Investment Clubs may go to the premises of the Managers, Retained Managers and Consortium Brokerage Firms set out above.

Estimated Schedule of the Brazilian Offering

Order of the Events	Events	Scheduled Date [1]
1.	Publication of Notice to the Market	November 24, 2004
2.	Availability of the Preliminary Prospectus	November 24, 2004
3.	Beginning of the Reserve Period [2]	December 1st, 2004
4.	Beginning of roadshow presentations	December 6, 2004
5.	Beginning of the bookbuilding procedure	December 6, 2004
6.	Early Termination of the Reserve Period for Non-Institutional Investors who are Associated Parties[2]	December 7, 2004
7.	End of the Reserve Period	December 15, 2004
8.	End of *roadshow* presentations	December 15, 2004
9.	End of the bookbuilding procedure	December 16, 2004
10.	Subscription and/or acquisition pricing	December 16, 2004
11.	Execution of the Distribution Agreement	December 16, 2004
12.	Publication of Notice of the Beginning of the Offering	December 17, 2004
13.	Beginning of trading with the shares object of the Brazilian Offering [3]	December 17, 2004
14.	Settlement Date	December 22, 2004
15.	End of the time limit for the exercise of the Additional Shares Option	January 15, 2005
16.	Publication of the Notice of End	January 21, 2005

[1] All scheduled dates are mere indications and are subject to changes and postponements.
[2] The Reserve Requests made after December 7, 2004 by the Non-Institutional Investors who are Associated Parties will be cancelled in the event there is an excess demand higher than one third of the quantity of Preferred Shares being offered according to the terms of article 55 of CVM Instruction 400.
[3] The Preferred Shares have been traded on the BOVESPA since April 02, 2002, under the "SZPQ4" symbol.

The Company and the Managers of the Offering will hold a meeting for the presentation of the Offering to the investors ("road show") on December 6, 2004, at the Hotel JW Marriott, located at Av. Atlântica, nº 2.600, in the city of Rio de Janeiro, and on December 7, 2004, at the Hotel Unique, located at Av. Brig. Luiz Antônio, nº 4.700, in the City of São Paulo.

The Managers, Retained Managers and Consortium Brokerage Firms strongly recommend that the Non-Institutional Investors and Investment Clubs interested in making the Reserve Request of Preferred Shares read with attention and carefully the terms and conditions set forth in the Reserve Request instrument, particularly with respect to the procedures in connection with the settlement of the Offering.

This Notice to the Market does not constitute a selling offer of the Preferred Shares in the United States of America. The Preferred Shares may not be offered or sold in the United States of America without being registered under the *Securities Act*, or without application for release of registration under the *Securities Act*.

"The registration of this Offering does not imply, on the part of CVM, a guarantee of the truth of the information given or a judgment on the health of the issuing company or the Preferred Shares to be distributed."

São Paulo, November 24, 2004.

Suzano Petroquímica S.A.

Managers of the Offering


Itaú BBA


PACTUAL

Retained Managers


Bradesco
Corporate


BB INVESTIMENTOS


Safra


fator


ÁgoraSenior
CORRETORA DE VALORES S.A.

Consortium Brokerage Firms


BANCO REAL
AgoraSenior
ALFA CORRETORA
banespa
BrascanCorretora
Bradesco
ELITE CCVM
EQUIPE
fator
FinaBank
GERAÇÃO FUTURO
GRADUAL
Intra
Itaú Corretora
PETRA
Pillar
PLANNER
Prime
PROSPER
RMC
Banco Santander
SENSO
SLW
SOLIDUS S.A.
Spinelli
SPIRIT
Talarico
theca
TITULO
TOV
investShop Corretora
BB INVESTIMENTOS


NÍVEL 2
MERCADO
BOVESPA - BRASIL



SUZANO
PETROQUÍMICA

SUZANO PETROQUÍMICA S.A.
Publicly Held Company
CNPJ/MF Nº 04.705.090/0001-77

PRESS RELEASE

São Paulo/Rio de Janeiro, November 25, 2004. Suzano Petroquímica S.A. ("Company") (BOVESPA: SZPQ4; LATIBEX: XSUPT), one of the major strategic investors in the Brazilian petrochemical sector, holder of the shared control in companies Rio Polímeros S.A., Polibrasil Resinas S.A., Petroflex Indústria e Comércio S.A. and Politeno Indústria e Comércio S.A., informs its shareholders and to the market in general, that today it has been awarded the Certificate of Adoption by the Company of Differentiated Practices of Corporate Governance – Level 2 set by the São Paulo Stock Exchange – BOVESPA, by granting to the shareholders, additional rights beyond those required.

Suzano Petroquímica is the 6th company that adopted BOVESPA's Level 2 Practices, and the first in the Petrochemical industry.

The Company believes that this important initiative is a clear and unequivocal demonstration of our commitment with the securities market, with the adoption of the best corporate governance practices and with a high and successful corporate performance, reinforcing the strategic vocation of the Company to be a leader in the manufacturing segment of thermoplastic resins .

São Paulo, November 25, 2004.

João Pinheiro Nogueira Batista
Financial and Investor Relations Officer


PROCESSING
SEC MAIL
RECEIVED
FEB 2 8 2005
SECTION
185
WASH., D.C.

FILE N° 82-34667



SUZANO
PETROQUÍMICA

SUZANO PETROQUÍMICA S.A.
Publicly Held Authorized Capital Company
CNPJ/MF N° 04.705.090/0001-77
NIRE 35.300.187.865

MEETING OF THE BOARD OF DIRECTORS HELD ON DECEMBER 16, 2004

Date, time and venue: December 16, 2004, at 10:00 p.m., in the Company's headquarters in São Paulo, State of São Paulo, at Av. Brigadeiro Faria Lima, 1355, 9° andar.

Attendance: All the members of the Board of Directors and of the Audit Committee

Presiding Board: Boris Tabacof – Chairman;
João Pinheiro Nogueira Batista - Secretary.

Agenda: To resolve upon:

(i) the increase of the authorized capital stock of the Company, within the limits of the authorized capital, through the issuance and primary public offering of preferred shares to be made in Brazil, in the non-organized over-the-counter market under firm guarantee of subscription regime and, also, to make concurrent efforts to sell the shares abroad through investment mechanisms regulated by the National Monetary Council, Banco Central and CVM-Comissão de Valores Mobiliários (Brazilian SEC), according to the exemptions granted under Rule 144-A, and under Regulation S both of the United States Securities Act of 1933, with definition of the issuance price of the shares object of the capital stock increase and respective justification;

(ii) exclusion of the rights of first refusal of shareholders of the Company for subscription of the new preferred shares;

(iii) the manner of subscription and payment of the preferred shares;

(iv) the rights conferred to the holders of the shares to be issued;

(v) appointment of the CT Corporation as proxy to act as agent for service of process of the Company;

(vi) approval of the Private Services Agreement for Stabilization of the Price of the Preferred Shares issued by the Company;

(vii) approval of the Final Prospectus to be used for the Primary Public offering; and

(viii) destination of the resources to be obtained by the company as a result of the capital increase.

Resolutions unanimously approved:

(i) Approval of the increase of the capital share of the Company, within the limits of the authorized capital, by thirty-one million, nine hundred thousand reais (R$ 31,900,000.00), from seven hundred and ninety-four million, three hundred and eighty-two thousand, nine hundred and ten reais and forty-four cents (R$ 794,382,910.44) to eight hundred and twenty-six million, two hundred and eighty-two thousand, nine hundred and ten reais and forty-four cents (R$ 826.282.910,44), through the issuance for public offering of five million and five hundred thousand (5,500,000) no-par value, preferred registered shares, which shall be the object of primary public offering to be made in Brazil, in the non-organized over-the-counter market under firm guarantee of subscription regime and, also, to make concurrent efforts to sell the shares abroad through investment mechanisms regulated the National Monetary Council, Banco Central and CVM-Comissão de Valores Mobiliários (Brazilian SEC), according to the exemptions granted under Rule 144-A, and under Regulation *S* both of the United States Securities Act of 1933, ("Public Offering of Preferred Shares"). The issuance price of the preferred shares was fixed at five reais and eighty cents (R$ 5.80) per share, after the Company road show, and conclusion of the bookbuilding process, conducted by the coordinating financial institutions, according to the provisions of Article 170, Paragraph One, Subitem III, of Law No. 6.404 of December 15, 1976 ("Corporate Law") and Instruction No. 400 of the *Comissão de Valores Mobiliários –CVM* (Brazilian SEC) of December 29, 2003. The parameter adopted for definition of the shares issuance price was the price of the Preferred Shares of the Company as quoted by the São Paulo Stock Exchange (BOVESPA),



on the date when issuance price was defined, admitting premium or discount over the average weighted price of the Preferred Shares issued by the Company at BOVESPA on that date, based on market conditions. Under the terms of Article 170, Paragraph 7 of Corporate Law, the Board of Directors approved the choice of the market value criterion for the shares of the Company for determining the price of the preferred shares to be issued, since this is a public offering, in which the bookbuilding process reflects the value whereby the investors submit their intention to buy being, thus, the most appropriate criterion for determining the fair price of the Shares to be issued by the Company;

(ii) Approved the exclusion of the rights of first refusal of current shareholders of the Company for subscription of the new shares according to paragraph Four of article 5 of the Company Bylaws and in article 172 of the Corporate Law;

(iii) Approved the manner of payment of the preferred shares, that should be paid at sight upon subscription, in Brazilian currency;

(iv) Approved that holders of preferred shares object of this capital increase, shall be granted, as from their issuance date, the same rights conferred to the existing preferred shares, according to the Company's Bylaws and applicable legislation, being entitled to receive full dividends and proceeds of whatever nature declared by the Company;

(v) Approved the appointment of CT Corporation as proxy to act as Agent for service of process for the company, for six (6) years, with powers to receive in name of the company any correspondences, service of process and summons relating to administrative and judicial proceedings which involve the Company; such appointment shall be contained in the Agency Agreement and in any other documents where it is necessary;

(vi) Approved the execution of the Private Services Agreement for Stabilization of the Price of the Preferred Shares issued by the Company with Banco Itaú BBA S.A. and Itaú Corretora de Valores S.A.;

(vii) Approved the Final Prospectus to be used for the Primary Public offering; and

(viii) Approved the utilization of the funds to be obtained by the Company through the capital increase, for the evaluation, structuring, modeling and implementation of

corporate restructuring projects, the main purpose of which is to streamline the complex shareholding structure of the subsidiary companies, so that the Company may hold direct interest in the operational companies, offering greater transparency to its shareholders and to the market in general, and becoming more efficient in economic terms, as well as for other purposes related to the businesses of the Company.

Closing: There being no further matter for discussion, these minutes were drawn, read and having been approved, were signed by all the members of the Board of Directors and Audit Committee. São Paulo, December 16, 2004. Boris Tabacof – Chairman. João Pinheiro Nogueira Batista - Secretary. Members of the Board of Directors: Boris Tabacof. Augusto Esteves de Lima Junior. David Feffer. Daniel Feffer. Jorge Feffer. Cláudio Thomaz Lobo Sonder. Antonio de Souza Corrêa Meyer. Adhemar Magon. Members of the Audit Committee: Luiz Augusto Marques Paes. Rubens Barletta. José Laydir de La Torre Colino.

This is a true copy of the original document drawn in the Book of Meetings.

João Pinheiro Nogueira Batista

Secretary




PROCESSING
SEC MAIL
RECEIVED
FEB 28 2005
SECTION
185
WASH., D.C.


NÍVEL 2
MERCADO
BOVESPA - BRASIL

Notice of Beginning of Primary and Secondary Distribution
of Preferred Shares
Issued by


SUZANO
PETROQUÍMICA

Suzano Petroquímica S.A.
an Authorized Capital Publicly-Held Company
CNPJ nº 04.705.090/0001-77
Av. Brigadeiro Faria Lima, n.º 1355 – 9.º andar
São Paulo, SP – CEP 01452-919

Selling Shareholders

Caixa de Previdência dos Funcionários do Banco do Brasil – Previi

Suzano Holding S.A.

Managers


Itaú BBA

PACTUAL

Inform the beginning of the primary and secondary public distribution of twenty-eight million (28,000,000) preferred shares (the "Preferred Shares"), issued by Suzano Petroquímica S.A. ("Suzano Petroquímica" or the "Company"), of which five million and

five hundred thousand (5,500,000) are Preferred Shares (the "Preferred Shares Object of the Primary Distribution") to be issued by the Company, with exclusion of the preemptive right of its current shareholders, within the limit of the authorized capital provided in its Bylaws, and (ii) twenty-two million, five hundred thousand (22,500,000) Preferred Shares, of which six million (6,000,000) are held by Caixa de Previdência dos Funcionários do Banco do Brasil – Previ and sixteen million and five hundred thousand (16,500,000) are held by Suzano Holding S.A. ("Suzano Holding" and, jointly, the "Selling Shareholders") (the "Preferred Shares Object of the Secondary Distribution" and, jointly with the Preferred Shares Object of the Primary Distribution, the "Preferred Shares"), all registered shares and with no par value, at the price of R$ 5,80 (five *reals* and eighty cents) per Preferred Share, totaling:

R$ 162.400.000,00

The capital increase and the public distribution of the Preferred Shares Object of the Primary Distribution have been approved by the Company's Meeting of the Board of Directors held on November 22, 2004, and the subscription and/or acquisition pricing of the Preferred Shares was approved by the Company's Board of Directors Meeting held on December 16, 2004.

1. The Offering

The Company is offering five million and five hundred thousand (5,500,000) Preferred Shares Object of the Primary Distribution and the Selling Shareholders are offering twenty-two million and five hundred thousand (22,500,000) Preferred Shares Object of the Secondary Distribution, by means of a public primary distribution and a secondary public distribution, on the non-organized over-the-counter market, carried out simultaneously in Brazil (the "Offering"), all the Preferred Shares being on this date free and clear of any liens or encumbrances.

The total amount of twenty-eight million (28,000,000) Preferred Shares object of the Offering may, within up to thirty (30) days from the date of publication of this Notice of Beginning of Primary and Secondary Public Distribution of Preferred Shares issued by Company (the "Notice of Beginning of the Offering"), be added by up to two million and eight hundred thousand (2,800,000) Preferred Shares issued by the Company (the "Additional Shares"), owned by Suzano Holding, with the exclusive purposes of meeting any demand in excess that may be observed during the Offering, with the consequent increase of the number of Preferred Shares to be offered in the secondary public distribution (the "Additional Shares Option"). Such addition will be represented by a supplementary lot distribution option, pursuant to article 24 of Instruction n° 400, of December 29, 2003, of the Brazilian Securities and Exchange Commission (*Comissão de Valores Mobiliários* – CVM) ("CVM Instruction 400"), granted for such purposes by Suzano Holding to the Managers (defined below), as set out in the Prospectus of Primary and Secondary Public Distribution of Preferred Shares issued by Suzano Petroquímica (the "Prospectus"), which may be exercised within thirty (30) days from the date of publication of this Notice of Beginning of the Offering.



The Offering will be managed by Banco Itaú BBA S.A. ("Banco Itaú BBA" or the "Lead Manager") and by Banco Pactual S.A. ("Banco Pactual" and, jointly with the Lead Manager, the "Managers"). After CVM grants the registrations for the primary and secondary public distribution, the Preferred Shares will be the object of a primary and secondary public distribution in Brazil, on the non-organized over-the-counter market, in a firm guarantee system, in accordance with CVM Instruction 400.

Selling efforts of the Preferred Shares will also be made abroad simultaneously, aimed at foreign institutional investors ("Foreign Institutional Investors") qualified and registered with the CVM, according to the terms provided in Brazilian Monetary Council Resolution nº 2.689, of January 26, 2000, and in CVM Instruction nº 325 of January 27, 2000, according to the exemptions established in *Rule 144A* ("Rule 144A") and in *Regulation S* ("Regulation S") of the *United States Securities Act of 1933,* as amended ("*Securities Act*"), without the need, therefore, of requesting and obtaining any distribution and placement registration of the Preferred Shares abroad, including with the *Securities and Exchange Commission* -SEC.

For such purpose, the Company and the Selling Shareholders have retained Itaú Securities Inc. and Pactual Capital Corporation (the "International Placement Agents") to make, exclusively abroad, selling efforts of the Preferred Shares with Foreign Institutional Investors, to be carried out in the United States of America, pursuant to Rule 144A of the *Securities Act*, and in countries other than the United States of America, Canada or Brazil, pursuant to the legislation in force in the domicile country of each investor, and in accordance with the procedures provided in the Regulation S of the *Securities Act*, as set forth in the *Agency Agreement*, executed by and between the Company, the Selling Shareholders and such International Placement Agents. The Preferred Shares that are object of the selling efforts abroad by the International Placement Agents, with the Foreign Institutional Investors, will be mandatory subscribed and/or acquired, paid and settled in Brazil with the Managers.

2. Price

The subscription and/or acquisition price of the Preferred Shares was set at R$ 5,80 (five *reals* and eighty cents) per Preferred Share. The subscription and/or acquisition price was set after (a) the accomplishment of the Reserve Requests (defined below) of Preferred Shares during the Reserve Period (defined below) and (b) the conclusion of the bookbuilding procedure conducted by the Managers, as provided in Article 170, Paragraph One, Item III, of Law nº 6.404, of December 15, 1976 ("Brazilian Corporation Law"), using as reference the quotation of the Company's Preferred Shares on the São Paulo Stock Exchange (*Bolsa de Valores de São Paulo* - "BOVESPA"), on the date of setting the subscription and/or acquisition price of the Preferred Shares, a premium or discount over the weighed average price of the Company's Preferred Shares quotation on the BOVESPA on that date by reason of the market conditions being admitted.



Pursuant to Article 170, Paragraph Seven, of the Brazilian Corporation Law, the election of the Company's share market value criterion to determine the price of the Preferred Shares object of the Offering, taking as basis the quotation of the Preferred Shares issued by Company traded on the BOVESPA is justified because it is a public distribution where the bookbuilding procedure reflects the value at which the investors present their purchase intention, and is therefore the most appropriate criterion to determine the fair price of the Shares to be issued by the Company. The acquisition price of the Preferred Shares Object of the Secondary Distribution is equal to the subscription price of the Preferred Shares Object of the Primary Distribution.

The Managers will have a time limit of up to three business days, from the date of publication of this Notice of Beginning of the Offering, to accomplish the placement of the Preferred Shares (the "Placement Period"). The physical and financial settlement of the Offering is scheduled to occur on the last day of the Placement Period (the "Settlement Date").

Banco Itaú BBA, through Itaú Corretora de Valores S.A., may, at its sole discretion, conduct the price stabilization activities of the subscription and/or acquisition price within up to thirty (30) days counted from the date of publication of this Notice of Beginning of the Offering. The stabilization activities will be governed by the Preferred Shares Price Stabilization Agreement that was previously submitted to the analysis and approval of the CVM collegiate, and will consist of stock exchange purchase and sale operations of Preferred Shares issued by Company, and may have the effect of preventing or delaying a price drop of the Preferred Shares.

3. Distribution Procedure

3.1. The Managers have invited the financial institutions set out below to participate of the Offering (the "Retained Managers") and carry out the placement of the Preferred Shares (a) with investing individuals and legal entities not deemed institutional investors and who make a Reserve Request of Preferred Shares ("Non-Institutional Investors"), (b) with investment clubs registered with the BOVESPA, pursuant to the regulation in force, and who make the Reserve Request of Preferred Shares pursuant to the regulation in force ("Investment Clubs") and (c) with the institutional investors. For the purposes of this Offering, institutional investors are deemed to be individuals and legal entities exceeding the investment limit of three hundred thousand reals (R$300.000,00), Investment Clubs exceeding the investment limit of one million reals (R$1.000.000,00), investment funds, pension funds, entities managing third party funds registered with the CVM, entities authorized to operate by the Central Bank of Brazil, insurance companies, private pension and capitalization entities and other institutional investors ("Institutional Investors").

3.2. Additionally, the Managers have invited brokerage firms members of the BOVESPA as set out below (the "Consortium Brokerage Firms") exclusively to place the Preferred Shares with the Non-Institutional Investors and Investment Clubs.



3.3. The Non-Institutional Investors and Investment Clubs had a time limit of eleven (11) business days, beginning on December 1st, 2004 and ending on December 15, 2004, inclusive, ("Reserve Period"), to accomplish the reserve request by completing a specific form ("Reserve Request"), aimed at the subscription and/or acquisition of Preferred Shares in the conditions described below. The Non-Institutional Investors and the Investment Clubs were able to make their Reserve Requests at the premises of the Managers, the Retained Managers or the Consortium Brokerage Firms set out below.

3.4. The amount of up to twenty per cent (20%) of the Preferred Shares object of the Offering, without considering the Additional Shares, will be used as priority to the placement with the Non-Institutional Investors and Investment Clubs, in the following conditions:

(a) the Non-Institutional Investors and the Investment Clubs interested in making reserves of Preferred Shares, by completing the Reserve Requests, without the need of a deposit in the amount of the intended investment, with due regard to the minimum investment amount of one thousand reals (R$1.000,00), the maximum investment amount of three hundred thousand reals (R$300.000,00) per Non-Institutional Investor and the maximum investment amount of one million reals (R$1.000.000,00) per Investment Club. Each Non-Institutional Investor and each Investment Club could make Reserve Requests with only one Manager, Retained Manager or Consortium Brokerage Firm;

(b) the investors who are (i) members of the Company's management, (ii) controlling or management members of the Managers, of the Retained Managers or of the Consortium Brokerage Firms, or (iii) other persons associated with the Offering, as well as their respective spouses or companions, their ancestors, descendants and collaterals up to the second degree ("Associated Parties") and who are Non-Institutional Investors, made their Reserve Requests necessarily by December 7, 2004 ("Early Termination of the Reserve Period for Non-Institutional Investors who are Associated Parties"). Any Reserve Request made by an Associated Party after the Early Termination of the Reserve Period for Non-Institutional Investors who are Associated Parties will be cancelled by the Manager, Retained Manager or Consortium Brokerage Firm who received the respective Reserve Request in the event there is an excess demand of more than one third of the quantity of Preferred Shares offered, pursuant to article 55 of CVM Instruction 400;

(c) each Non-Institutional Investor and Investment Club made the payment of the amount set out in item (d) below, with the Manager, Retained Manager or Consortium Brokerage Firm that has received the respective Reserve Request in immediately available funds by 11:00a.m. of the Settlement Date;

(d) after CVM grants the registration for the Offering, the quantity of Preferred Shares acquired and the respective investment amount of the Non-Institutional Investors and Investment Clubs will be informed to each Non-Institutional Investor



and Investment Club by 12:00a.m. of the day subsequent to the date of publication of this Notice of Beginning of the Offering by the Manager, Retained Manager or Consortium Brokerage Firm who had received the respective Reserve Request, by means of message sent to the electronic address set out in the Reserve Request or, in the absence thereof, by telephone or correspondence, and the payment will be limited to the amount of the Reserve Request;

(e) on the Settlement Date of the Offering, each Manager, Retained Manager or Consortium Brokerage Firm, as the case may be, with whom the Reserve Request was made, will deliver to each Non-Institutional Investor or each Investment Club with which it made the reserve the quantity of Preferred Shares corresponding to the ratio between the intended investment amount and the subscription and/or acquisition price per Preferred Share, with due regard to the possibility of a *pro rata* distribution, as contemplated in item (g) below. If such *pro rata* distribution results in a fraction of a share, the amount of the investment will be limited to the amount corresponding to the highest whole number of Preferred Shares;

(f) if the totality of the Reserve Requests of Preferred Shares made by Non-Institutional Investors or by Investment Clubs is equal to or lower than the amount of twenty per cent (20%) of the Preferred Shares object of the Offering, without considering the Additional Shares, as set out above, there will be no *pro rata* distribution, and all the Non-Institutional Investors and all the Investment Clubs are fully served in all their reserves, and any underwriting of the lot offered to the Non-Institutional Investors and to the Investment Clubs will be allotted to the Institutional Investors, as described below;

(g) if the totality of the Reserve Requests of Preferred Shares by the Non-Institutional Investors and by the Investment Club is higher than the amount of twenty per cent (20%) of the Preferred Shares object of the Offering, without considering the Additional Shares, such Preferred Shares will be distributed *pro rata* among all the Non-Institutional Investors and all the Investment Clubs; **the criterion for the *pro rata* distribution will be the equalitarian and successive division of such Preferred Shares among all the investors, limited to the individual amount of each Reserve Request, until the amount of the Preferred Shares object of the priority placement with the Non-Institutional Investors and Investment Clubs is exhausted**;

(h) exclusively in the event of an observed relevant divergence between the information set forth in the Preliminary Prospectus and information set forth in the Prospectus that significantly changes the risk assumed by the Non-Institutional Investor or the Investment Club, or his investment decision, such Non-Institutional Investor or Investment Club may desist of the Reserve Request after the beginning of the Offering. In this event, the Non-Institutional Investor or Investment Club must inform his decision of desistance of the Reserve Request to the Manager, Retained Manager or Consortium Brokerage Firm that had received the respective Reserve Request, within five (5) business days from the receipt of communication



of change of the Offering, as provided in the sole paragraph, article 27, of CVM Instruction 400. If the Non-Institutional Investor or Investment Club does not inform his decision of desistance of the Reserve Request within the time limit mentioned above, the payment must be made in the terms and within the time limit set out in the respective Reserve Request; and

(i) in the event there is no conclusion of the Offering, or in the event of termination of the Management, Firm Subscription, Acquisition and Placement of Preferred Shares issued by Suzano Petroquímica S.A. Contract, the Reserve Requests will be automatically cancelled and each Manager, Retained Manager and Consortium Brokerage Firm will inform the cancellation of the Offering, including by means of publication of notice to the market, to the Non-Institutional Investors and Investment Clubs that made the Reserve Request with such Manager, Retained Manager or Consortium Brokerage Firm.

3.5. The Managers, with the express consent of the Company prepared a distribution plan of the Shares, pursuant to paragraph three, article 33, of CVM Instruction 400, which takes into account its relationships with clients and other considerations of business or strategic nature of the Managers, of the Company and of the Selling Shareholders, considering that the Managers must ensure the adequacy of the investment to the risk profile of their clients, as well as the fair and equitable treatment to the investors.

3.6 The Preferred Shares that have not been object of a Reserve Request will be used for the public placement with Institutional Investors, anticipated reserves and minimum and maximum investments not existing for these Institutional Investors.

3.7 If the number of Preferred Shares object of the orders received from the Institutional Investors during the *bookbuilding* procedure exceeds the total of the Preferred Shares remaining after fulfilling the Reserve Requests of the Non-Institutional Investors and Investment Clubs, priority in fulfilling the respective orders will be of the Institutional Investors who, at the sole discretion of the Managers and of the Company, best meet the objective of this Offering of creating a diversified shareholder base formed by Institutional Investors with different evaluation criteria of the perspectives, in the long run, of the Company, its line of business and the Brazilian and international macroeconomic situation.

3.8 The Institutional Investors must accomplish the subscription and/or acquisition of Preferred Shares by means of payment in cash, in national currency, upon the subscription and/or acquisition.

3.9. Any order received from an Institutional Investors who is an Associated Party will be cancelled by the Manager, Retained Manager or Consortium Brokerage Firm that received such order, in the event of a demand in excess of one third of the quantity of Preferred Shares offered pursuant to Article 55 of CVM Instruction 400.



3.10. The placement of the Preferred Shares may only take place within the maximum period of six (6) months (the "Distribution Period"), from the date of publication of this Notice, as provided in Article 18 of CVM Instruction 400.

3.11. The Managers have given the Company a firm guarantee of subscription, acquisition and placement of the totality of the Preferred Shares.

3.12. If the Preferred Shares are not placed in the Placement Period, the Managers will subscribe and/or acquire any balance resulting from the difference between the number of Preferred Shares object of the firm guarantee given by them and the quantity of Preferred Shares effectively distributed, at the subscription and/or acquisition price of the Preferred Shares in the Offering, with due regard to the limit of the firm subscription and/or acquisition guarantee given individually by each Manager. In the event of exercise of the firm guarantee and subsequent resale of the Preferred Shares by the Managers during the Distribution Period, or until the publication of the notice of end of the Offering, if this occurs first, the resale price will be the market price of the Preferred Shares, limited to the subscription and/or acquisition price of the Preferred Shares in the Offering, except that the stabilization activities conducted by Banco Itaú BBA will not be subject to such limits.

3.13. Below is the quantity of Preferred Shares object of the individual and not jointly firm guarantees given by the Managers:

Manager	*Quantity of Preferred Shares*
• Banco Itaú BBA	14,000,000 Preferred Shares
• Banco Pactual S.A.	14,000,000 Preferred Shares

Below is the list of Managers, Retained Managers and Consortium Brokerage Firms that will be carrying out the placement of Preferred Shares within the scope of the Offering:

Managers

- Banco |taú BBA S.A.
- Banco Pactual S.A.

Retained Managers

- Banco Bradesco S.A.
- BB Banco de Investimento S.A.
- Banco Safra de Investimento S.A.
- Banco Fator S.A.
- Ágora Sênior Corretora de Valores S.A.

Consortium Brokerage Firms



- The premises of the Consortium Brokerage Firms accredited with the Brazilian Company of Custody and Settlement (*Companhia Brasileira de Custódia e Liquidação* - "CBLC") to participate of the Offering.

4. Principal Rights and Characteristics of the Preferred Shares

The Preferred Shares existing and to be issued ensure their titleholder the following rights, advantages and preferences:

(a) priority in the capital reimbursement, without a premium, in case of liquidation of the Company;

(b) right to participate, on equal conditions with the common shares, of the dividend to be distributed corresponding to, at least, thirty per cent (30%) of the net profit of each fiscal year, adjusted pursuant to article 202 of the Brazilian Corporation Law;

(c) right to obtain, per share, at 80% of the price paid by the shares held by the Controlling Shareholders, in the event of disposal of the Company's shareholding control;

(d) participation, in equal conditions with the common shares, in receiving the bonus shares resulting from the capitalization of reserves or funds of any nature, or even of fractioning; and

(e) allotment of the full dividends that may be declared by the Company as of the date they are issued and/or sold, and of al the other benefits that are conferred to the holders of Preferred Shares issued by Company, pursuant to the Brazilian Corporation Law and the Bylaws of the Company.

The Preferred Shares do not entitle to vote, except in relation to resolutions of the Shareholders Meeting on (a) transformation, merger, split and incorporation of the Company; (b) approval of contracts between the Company and its controlling shareholder, directly or by means of third parties, as well as of other companies where the controlling shareholder has an interest whenever, in the future, by virtue of legal or bylaw provision, the approval of such contracts is resolved in a Shareholders Meeting; (c) appraisal of assets to be used to pay up any capital increase of the Company; (d) appointment of a specialized company to appraise the economic value of the shares issued by Company, in the cases of cancellation of the Company's registration as a publicly-held company or to discontinue the Level 2 differentiated corporate governance practices of the BOVESPA; (e) change of the Company's corporate object; and (f) any change of the voting rights set out above.

5. Information about the Company

Suzano Petroquímica is a holding company that, through its jointly controlled companies, Polibrasil Participações S.A., Politeno Indústria e Comércio S.A. and Petroflex Indústria e

Comércio S.A., produces, markets and distributes petrochemical products. Suzano Petroquímica also participates of the controlling group of Rio Polímeros S.A. that is scheduled to start up its operations on the second quarter of 2005.

For more information about Suzano Petroquímica, including its line of business, operations and economic-financial situation, please read the Prospectus.

6. Financial Institution Depositary of the Common and Preferred Shares

The financial institution that is the depositary of the Preferred Shares is Banco Itaú S.A., located at Rua Boa Vista, n.° 176, in the City of São Paulo, State of São Paulo.

7. Custodian Financial Institution of the Shares in the Offering

The custodian financial institution of the Shares in the Offering is *Companhia Brasileira de Liquidação e Custódia* – CBLC, located at Rua XV de Novembro, n° 275, in the City of São Paulo, State of São Paulo.

8. Other Information

The investors wanting to obtain the Prospectus or additional information about the Offering must refer to the following addresses and pages on the Internet:

- Banco Itaú BBA
  Av. Brigadeiro Faria Lima, n.° 3400, 3° a 8° andares
  Cidade de São Paulo, Estado de São Paulo
  www.itaubba.com.br

- Banco Pactual S.A.
  Praia de Botafogo, 501/6°. andar – Torre Corcovado
  Cidade do Rio de Janeiro, Estado do Rio de Janeiro
  www.pactual.com.br

- Banco Bradesco S.A.
  Av. Paulista, 1450, 3°. andar
  Cidade de São Paulo, Estado de São Paulo
  www.bradesco.com.br

- BB Banco de Investimento S.A.
  Rua Lélio Gama, 105, 28°. andar
  Cidade do Rio de Janeiro, Estado do Rio de Janeiro
  www.bb.com.br

- Banco Safra de Investimento S.A.

Av. Paulista, 2100, 19° andar
Cidade de São Paulo, Estado de São Paulo
www.safra.com.br

- Banco Fator S.A.
  Rua Dr. Renato Paes de Barros, 1017, 11° e 12° andares
  Cidade de São Paulo, Estado de São Paulo
  www.fatorcorretora.com.br

- Ágora Sênior Corretora de Valores S.A.
  Rua Dias Ferreira, 190, 6° andar
  Cidade do Rio de Janeiro, Estado do Rio de Janeiro
  www.agorasenior.com.br

- The premises of the Consortium Brokerage Firms accredited with the *Companhia Brasileira de Custódia e Liquidação* - "CBLC" to participate of the Offering

The Prospectus will also be available at the CVM, located at Rua Sete de Setembro, n.° 111, 5° andar, in the City of Rio de Janeiro, State of Rio de Janeiro, and Rua Formosa, n.° 367, 20° andar, Centro, in the City of São Paulo, State of São Paulo (www.cvm.gov.br), at the BOVESPA, located at Rua XV de Novembro, 275, in the City of São Paulo, State of São Paulo (www.bovespa.com.br) and at the headquarters and on the internet page of Suzano Petroquímica (Av. Brigadeiro Faria Lima, 1355, 9° andar, Cidade de São Paulo, Estado de São Paulo, www.suzanopetroquimica.com.br) of Suzano Holding S.A. (Av. Brigadeiro Faria Lima, 1355, 9° andar – parte, City of São Paulo, State of São Paulo, www.suzanoholding.com.br) and of Caixa de Previdência dos Funcionários do Banco do Brasil – Previ (Praia de Botafogo, 501, 4° andar, City of Rio de Janeiro, State of Rio de Janeiro, www.previ.com.br).

Read the Prospectus before accepting the Offering.

Estimated Schedule of the Brazilian Offering

Order of the Events	Events	Scheduled Date (1)
1.	Publication of Notice to the Market	November 24, 2004
2.	Availability of the Preliminary Prospectus	November 24, 2004
3.	Beginning of the Reserve Period (2)	December 1, 2004
4.	Beginning of the roadshow presentations	December 6, 2004
5.	Beginning of the bookbuilding procedure	December 6, 2004
6.	Early Termination of the Reserve Period for Associated Parties(2)	December 7, 2004
7.	End of the Reserve Period (2)	December 15, 2004
8.	End of the roadshow presentations	December 15, 2004
9.	End of the bookbuilding procedure	December 16, 2004
10.	Subscription and/or acquisition pricing	December 16, 2004
11.	Execution of the Distribution Agreement	December 16, 2004
12.	Publication of the Notice of Beginning of the Offering	December 17, 2004
13.	Beginning of the trading of the Preferred Shares object of the Brazilian Offering (3)	December 17, 2004
14.	Settlement Date	December 22, 2004
15.	End of the term for the exercise of the Additional Shares Option	January 15, 2004

16.	Publication of Notice of End	January 21, 2004

(1) All the estimated dates are a mere indication and are subject to changes and postponements.
(2) The Reserve Requests that may be made after December 7, 2004 by Non-Institutional Investors who are Associated Parties will be cancelled in the event there is an excess demand of more than one third of the quantity of offered Preferred Shares, pursuant to article 55 of CVM Instruction 400.
(3) The Preferred Shares have been traded on the BOVESPA since April 02, 2002, first under the "SZPQ4" symbol.

The present primary and secondary public distributions were previously submitted to the CVM and registered under n°s: Primary Distribution: CVM/SRE/REM/2004/009, on December 17, 2004 and Secondary Distribution: CVM/SRE/SEC/2004/013, on December 17, 2004.

Date of Beginning of the Public Distribution: December 17, 2004.

"The registration of this Offering does not imply, on the part of CVM, any guarantee of the information given or judgment on the quality of the issuing Company or shares to be distributed."

This Notice of Beginning of the Offering does not constitute a sales offering of Preferred Shares in the United States of America. The Preferred Shares may not be offered or sold in the United States of America without registration in accordance with the *Securities Act*, or application for exemption under the *Securities Act*.

The investment in shares represents a risk investment, since it is a variable income investment and thus the investors who want to invest in the Preferred Shares are subject to various risks, including those in connection with the volatility of the capital market. Even so there is no class or category of investor that is prohibited by law from acquiring the Preferred Shares.

On August 23, 2004, the controlling shareholder Suzano Holding acquired 28,499,793 Preferred Shares issued by Company, held by JP Morgan International, Inc., Citicorp Mercantil Participações e Investimentos S.A. and Brazil Holdings Inc. Limited. Because those shares represented more than 1/3 of the total of the Preferred Shares issued by Company, Suzano Holding is obliged, pursuant to articles 26 *et seq.* of CVM Instruction n° 361/02, to make a Tender Offer ("Tender Offer") of the totality of the outstanding Preferred Shares, unless it commits to dispose of any excess interest within three (3) months from the acquisition, as provided in article 28 of CVM Instruction n° 361/02. On September 22, 2004, Suzano Holding submitted to CVM a request for authorization not to hold the PAO, in view of the fact that it was structuring this Offering, which, once concluded, will result in the disposal of such excess interest. The CVM Collegiate, in a meeting held on November 16, 2004, granted the request made by Suzano Holding and extended such time limit for three (3) months more counting from November 23, 2004, pursuant to paragraph 4 of the article referred to above. This Offering then constitutes an alternative procedure to the Tender Offer provided in article 26 of CVM Instruction n° 361/02, pursuant to the terms in such Instruction.




ANBID

"This public offering was prepared in accordance with the provisions of the ANBID Self-Regulation Code for Public Offerings of Bonds and Securities registered with the 5th Registrar of Titles and Deeds of the State of Rio de Janeiro under n.° 497585, meeting the minimum standards of information contained therein, and the ANBID has no responsibility for such information, for the quality of the Company, of the participating institutions and of the bonds and securities object of the Offering."

São Paulo, December 17, 2004.

Suzano Petroquímica S.A.

Managers


Itaú BBA


PACTUAL

Retained Managers


Bradesco
Corporate


BB INVESTIMENTOS


Safra


fator


Ágora Senior

Consortium Brokerage Firms


BANCO REAL
AgoraSenior
ALFA CORRETORA
banespa
BrascanCorretora
Bradesco
ELITE CCVM
EQUIPE
fator
GRADUAL
Itaú Corretora
PETRA
Pilla
PLANNER
Prime
PROSPER
RMC
Banco Santander
SLW
SOLIDUS S.A.
SPIRIT
Talarico
theca
TITULO
TOV
BB INVESTIMENTOS


SEC MAIL
RECEIVED
PROCESSING
FEB 28 2005
185
SECTION
WASH., D.C.


SZPQ4
COMPANHIA
NIVEL 2
MERCADO
BOVESPA - BRASIL

"This notice is exclusively for information,
and is not an offer for the sale of securities"

Notice of Closing of the Primary and Secondary Offering of Preferred Shares
issued by



SUZANO
PETROQUÍMICA

SUZANO PETROQUÍMICA S.A.

Authorized Capital Publicly-Held Company
CNPJ nº 04.705.090/0001-77
Av. Brigadeiro Faria Lima, No. 1355 – 9.º andar
São Paulo, SP – CEP 01452-919

Selling Shareholders


CAIXA DE
PREVIDÊNCIA
DOS FUNCIONÁRIOS
DO BANCO DO BRASIL

Praia de Botafogo, No. 501, 4º andar, Rio de Janeiro, RJ, Brasil



SUZANO
SUZANO HOLDING S.A.

Avenida Brigadeiro Faria Lima, No. 1355, 9º andar, parte, São Paulo, SP, Brasil

Managers


Itaú BBA

PACTUAL

Inform the total acquisition of twenty-eight million (28,000,000) preferred shares ("Initial Preferred Shares"), and two million and eight hundred thousand (2,800,000) preferred shares that were the object of the green shoe option of additional shares ("Additional Preferred Shares" and, when referred to jointly with the Initial Preferred Shares, the "Preferred Shares"); the option was exercised by Banco Itaú BBA S.A. ("Leading Coordinator") on December 29, 2004, all of them registered shares without par value, at the price of five reais and eighty cents (R$ 5.80); therefore, thirty million and eight hundred thousand (30,800,000) Preferred Shares were publicly acquired at the price of five reais and eighty cents (R$ 5.80) per Preferred Share, totaling

R$ 178,640,000.00

Of the total number of Preferred Shares, five million and five hundred thousand (5,500,000) Initial Preferred Shares were issued by Suzano Petroquímica S.A. ("Company"), and were the object of a primary public offering. The capital increase and the primary public offering of Preferred Shares were approved by the Meeting of the Board of Directors of the Company held on November 22, 2004, and the setting of the subscription price of the Preferred Shares was approved by the Meeting of the Board of Directors held on December 16, 2004. Additionally, the "Caixa de Previdência dos Funcionários do Banco do Brasil – Previ" sold a total of six million (6,000,000) Initial Preferred Shares owned by them and Suzano Holding S.A. sold a total of sixteen million and five hundred thousand (16,500,000) Initital Preferred Shares, and two million, eight hundred thousand (2,800,000) Additional Preferred Shares owned by them, in a secondary public offering.

The depository financial institution of the Preferred Shares is Banco Itaú S.A., with address at Rua Boa Vista, No. 176, in the city of São Paulo, State of São Paulo.

Final information of this Offering are given in the table below:

Type of Investor	Number of subscribers and/or purchasers	Number of Preferred Shares subscribed and paid-up and/or purchased
Individuals	4,680	5,193,500
Investment Clubs	108	295,537
Investment Funds	155	10,925,410
Private Pension Entities	56	2,488,802
Insurance Companies	2	92,000
Qualified Foreign Investors	32	10,813,254
Intermediating Institutions participants of the offering consortium	-	-
Financial institutions related to the Company, to the Coordinators, Sub-contracted Coordinators and/or Brokers Consortiums	-	-
Other financial institutions	2	580,000
Other legal entities related to the Company, to the Coordinators, Sub-contracted Coordinators and/or Brokers Consortiums	3	4,752
Other legal entities	103	248,890
Partners, directors, employees, agents and other persons related to the Company, to the Coordinators, Sub-contracted Coordinators and/or Brokers Consortiums	143	157,855
Others	-	-
Total of the Offering	**5,284**	**30,800,000**



These public primary and secondary offerings were previously submitted to CVM and were registered under the following numbers: Primary Offering: CVM/SRE/REM/2004/009, on December 17, 2004 and the Secondary Offering: CVM/SRE/SEC/2004/013, on December 17, 2004.


ANBID

"This public Offering was prepared in accordance with the provisions of the Self-Regulatory Code of ANBID for Public Offerings of Securities registered with the 5th Registry of Deeds and Documents of the state of Rio de Janeiro under No. 497585, complying with the minimum information standards contained therein, and ANBID has no responsibility regarding such information, the quality of the Company, of the participant institutions and securities which are the object of the Offering."

Retained Managers


Bradesco
Corporate


BB INVESTIMENTOS


Safra


bancofator


ÁgoraSenior

Consortium Brokerage Firms




SUZANO
PETROQUÍMICA


SEC MAIL
RECEIVED
PROCESSING
FEB 2 8 2005
WASHINGTON SECTION

NOTICE TO THE MARKET

São Paulo/Rio de Janeiro, December 30, 2004. Suzano Petroquímica S.A. (the "Company") (BOVESPA: SZPQ4; LATIBEX: XSUPT), one of the largest strategic investors in the Brazilian petrochemical sector, sharing the control of Rio Polímeros S.A., Polibrasil Resinas S.A., Petroflex Indústria e Comércio S.A. and Politeno Indústria e Comércio S.A., as part of the process to reposition the Company in the capital markets, today announced to its shareholders and the markets in general that:

1) In accordance with the announced use of proceeds from the primary public offering registered at the Comissão de Valores Mobiliários – CVM on December 17, 2004, the Company has begun the reorganization of its corporate structure, in order to make it more simple and transparent going forward.

2) In this context, the Company has implemented the following actions:

   I. Acquisition on this date, through its controlled company Suzano Química Ltda, of 323,913,916 preferred shares and 212,492,688 common shares issued by Polipropileno Participações S.A., at R$ 0.73 per 1000 shares. The acquired shares represent 1.80% of the voting capital and 3.02% of the total capital of Polipropileno Participações S.A., and increased its participation in the total capital to 86.59%; and

   II. Acquisition on this date, through its jointly controlled company Polibrasil Participações S.A., 323,913,916 preferred shares and 212,492,688 common shares issued by Polipropileno S.A., at R$ 2,63 per 1000 shares. The acquired shares represent 0.26% of the voting capital and 0.43% of the total capital of Polipropileno S.A., and increased its participation in the total capital to 98.11%.

3) In both cases, the selling shareholders are Dow Brasil S.A. and Dow Brasil Nordeste Ltda. and the total amount of funds involved was R$ 1,800,000 (one million and eight hundred thousand reais), representing a discount in relation to the book value of Polipropileno Participações S.A. and Polipropileno S.A.

Given that the acquired shares were not actually traded by the sellers, the present acquisitions do not interfere in the liquidity of the common and preferred shares of those companies.

For further information, please contact the Investor Relations Department:

Andrea Azeredo
(55-21) 3221 5717
aazeredo@suzano.com.br

Cristina Guedes
(55-21) 3221 5712
cguedes@suzano.com.br

www.suzanopetroquimica.com.br

This release contains forward-looking statements relating to the prospects of the business, estimates for operating and financial results, and those related to growth prospects of Suzano Petroquímica. These are merely projections and, as such, are based exclusively on the expectations of Suzano Petroquímica's management concerning the future of the business and its continued access to capital to fund the Company's business plan. Such forward-looking statements depend, substantially, on changes in market conditions, government regulations, competitive pressures, the performance of the Brazilian economy and the industry, among other factors and risks disclosed in Suzano Petroquímica's filed disclosure documents and are, therefore, subject to change without prior notice.


RECEIVED
SUZANO
PETROQUÍMICA
FEB 2 8 2005
185



SUZANO PETROQUÍMICA JOINED IBX 100 AND IVBX-2 INDEXES

São Paulo/Rio de Janeiro, January 10, 2005. Suzano Petroquímica S.A. (the "Company") (BOVESPA: SZPQ4; LATIBEX: XSUPT), one of the largest strategic investors in the Brazilian petrochemical sector, and one of the joint controlling shareholders of Rio Polímeros S.A., Polibrasil Resinas S.A., Petroflex Indústria e Comércio S.A. and Politeno Indústria e Comércio S.A., explains and reinforces the position reached by its share, SZPQ4, in accordance to Bovespa's (São Paulo Stock Exchange) announcement regarding the composition of its indexes:

I. Since January 1st, 2005, it has joined IBrX 100 index (Brazil Index). In the first time it composes the index, Suzano Petroquímica, already holds the 75th position in the index list for the period from January to April 2005.

II. On the same date, it has also been included in IVBX-2 (Bovespa Value Index - 2nd rank), being the 45th share in this index list for the period from January to April 2005.

Suzano Petroquímica believes that the addition to these indexes is the consequence of the efforts made to reposition the company in the capital markets, following a number of initiatives made along 2004 with this goal, including its successful primary and secondary offering of shares, which increased the free float to 27%, counted with more than 70 institutional investors from Brazil and abroad, whose demand surpassed the book in more than 3 times, besides reaching more than 5 thousand retail investors. As the offering was concluded in December 2004, an even greater impact in trading volumes is expected, consequently increasing the weight of the share in Bovespa's indexes.

IBrX 100 is an index composed by the 100 most traded shares in Bovespa, regarding both the number of trades and trading volumes, ranked according to their liquidity, as measured by its negotiability index, which is calculated based on the last twelve months.

IVBX-2 is composed by 50 shares ranked according to both market cap and liquidity. The shares are then ranked based on their negotiability index, excluding those that present the 10 greatest negotiability index and those issued by the companies with the 10 greatest market cap, based on the last twelve months of trading.

João Pinheiro Nogueira Batista
CFO and Investor Relations Officer

For further information, please contact the Investor Relations Department:

Andrea Azeredo
(55-21) 3221 5717
aazeredo@suzano.com.br

Cristina Guedes
(55-21) 3221 5712
cguedes@suzano.com.br

www.suzanopetroquimica.com.br

This release contains forward-looking statements relating to the prospects of the business, estimates for operating and financial results, and those related to growth prospects of Suzano Petroquímica. These are merely projections and, as such, are based exclusively on the expectations of Suzano Petroquímica's management concerning the future of the business and its continued access to capital to fund the Company's business plan. Such forward-looking statements depend, substantially, on changes in market conditions, government regulations, competitive pressures, the performance of the Brazilian economy and the industry, among other factors and risks disclosed in Suzano Petroquímica's filed disclosure documents and are, therefore, subject to change without prior notice